Exhibit 99.1

Atlantica Yield plc
(incorporated and registered in England and Wales under company number 08818211)

Supplement to Notice of Annual General Meeting

Dear Shareholder,

I am writing to you further to Atlantica Yield plc’s (the “Company” or “Atlantica”) Notice of Annual General Meeting 2020 (the “AGM”), which was recently sent to you (the “AGM Notice”). This supplement to the AGM Notice should be read in conjunction with the AGM Notice. The Company is scheduled to hold its AGM on May 5, 2020, at c/ Francisco Silvela 42, 4 floor 28028 Madrid, Spain with a satellite meeting place at Great West House, GW1, 17th Floor, Great West Road, Brentford TW8 9DF, United Kingdom.

Our Board of Directors would like to draw your attention specifically to Resolution 9.

Glass Lewis & Co. (“Glass Lewis”) and Institutional Shareholder Services Inc. (“ISS”) have each recommended that their respective clients vote against Resolution 9. For the reasons set forth below, we disagree with the approach they have taken in their respective analyses and encourage you to vote FOR Resolution 9.

While we recognize that our shareholders make their voting decisions independently, and often apply their own internal guidelines, we also understand that the advisory reports issued by Glass Lewis, ISS and others are used as research tools by many of our shareholders. In this regard, we believe it is imperative that our shareholders have complete information when making their voting decisions.

Share Issuance Requirements under English Law and NASDAQ Stock Market Rules

We are incorporated under the laws of England and Wales but our ordinary shares are listed exclusively on NASDAQ in the United States. We are incorporated under the laws of England and Wales and our ordinary shares are listed exclusively on NASDAQ in the United States.

We follow the corporate legal rules of England and Wales, which require us to seek shareholder approval to issue shares without pre-emptive rights. As a matter of English law, to issue any of our ordinary shares for cash, we must first offer those shares on the same or more favorable terms to existing shareholders on a pro-rata basis (commonly referred to as the shareholders’ pre-emption rights), unless shareholders have previously authorized the company through a special resolution to issue securities without such pre-emptive rights.

While we are legally required under English law to seek shareholder approval to issue shares without pre-emptive rights, our Resolution 9 is entirely consistent with capital markets practice and governance standards in the U.S. Most companies that are incorporated and publicly traded in the U.S., including many of the companies with which we compete, are not required to and generally do not grant all existing shareholders pre-emptive rights on new issuances of shares.

We believe that Glass Lewis and ISS have inappropriately applied a recommendation issued by a third party in the U.K. that does not apply to us. The Pre-emption Group, a third party in the U.K., has published certain principles and guidelines related to issuing shares without pre-emptive rights. These principles generally apply to companies that are listed on an exchange in the U.K. However, our ordinary shares are not, and never have been, listed on an exchange in the U.K., and we are not subject to the listing rules or governed by the corporate governance standards applicable to companies whose share capital is listed on an exchange in the U.K.

Why You Should Support Resolution 9

Approval of Resolution 9 enables us to compete on equal terms with our U.S.-incorporated and exchange-listed peers. Our growth strategy requires flexibility to be able to execute potential accretive acquisitions. Whilst Atlantica has not historically relied on equity financing, Atlantica 's board may in the future identify an opportunity for which the use of equity financing would be advantageous for the company and its shareholders. The Company’s strategy is to continue growing through acquisitions and to finance those acquisitions with a combination of debt and equity and requires flexibility to pursue opportunities when they arise.

Our past actions demonstrate our deliberately disciplined use of equity to finance of our growth strategy. The proposed resolution would simply grant Atlantica the authority to issue new shares on a non-pre-emptive basis to the extent permitted under English law and NASDAQ rules. Atlantica's directors have consistently applied a disciplined approach when it comes to exercising this authority. Atlantica's directors are subject to strict fiduciary duties under English law and will continue to exercise all authorities in the best interests of Atlantica.

While we have been disciplined in our use of equity, if Resolution 9 is not approved, we may lose the flexibility to quickly take advantage of potential acquisition opportunities involving the issuance of equity or equity-linked securities. The COVID-19 outbreak and measures taken by governments have caused a slowdown of broad sectors of the economy, significant disruption and volatility in the global financial markets, difficult access to capital markets for many companies and a significant increase in spreads with respect to treasury yields. Flexibility to issue equity or equity-linked securities has become even more important in this current environment. If the proposed resolution is not approved, Atlantica would be required to obtain separate shareholder approval prior to issuing any shares without pre-emptive rights (which would not otherwise be required by NASDAQ rules as Atlantica is a foreign private issuer), which could cause unnecessary delay and complication – especially at a time when it is logistically extremely difficult to convene shareholders' meetings to seek additional authorities. The ability to issue equity without additional shareholder approval would place Atlantica on an equal footing with companies in its peer group and other competitors as well as provide it with the flexibility required in these difficult times.

BY ORDER OF THE BOARD

Directors:

Daniel Villalba (Chairman and Independent Non-Executive Director)
Robert Dove (Independent Non-Executive Director)
Andrea Brentan (Independent Non-Executive Director)
Francisco Jose Martinez (Independent Non-Executive Director)
Jackson Robinson (Independent Non-Executive Director)
Ian Edward Robertson (Non-Executive Director)
Santiago Seage (CEO and Executive Director)
Christopher Kenneth Jarratt (Non-Executive Director)

Company Secretary:

/s/ Irene M. Hernandez Martin de Arriva
Irene M. Hernandez Martin de Arriva
London, 22 April 2020